FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-149539
April 6, 2009
Immediate Release

Contact
Mary Brevard
248.754.0881
BORGWARNER PRICES
CONVERTIBLE SENIOR NOTE OFFERING
AND INCREASES OFFERING SIZE TO $325 MILLION
Auburn Hills, Michigan, April 6, 2009 — BorgWarner Inc. (NYSE: BWA), a global supplier of highly engineered automotive systems and components, primarily for powertrain applications, today announced that it has priced a registered underwritten public offering of $325.0 million aggregate principal amount of its 3.50% convertible senior notes due 2012. In addition, BorgWarner has granted the underwriters an option to purchase up to an additional $48.75 million aggregate principal amount of notes within the 13-day period beginning on the date the notes are first issued, solely to cover over-allotments, if any. The offering of the notes is intended to increase BorgWarner’s financial flexibility and strengthen its liquidity. The closing of the offering is expected to occur on April 9, 2009, subject to various customary closing conditions.
     The notes will pay interest semi-annually at a rate of 3.50% per year and will mature on April 15, 2012. Holders of the notes may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the notes, in multiples of $1,000 principal amount. The initial conversion rate for the notes is 30.4706 shares of BorgWarner common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $32.82 per share of common stock), subject to adjustment in certain circumstances. The initial conversion price represents a conversion premium of 27.5% over the last reported sale price of the common stock on the New York Stock Exchange on April 6, 2009, of $25.74 per share. Upon conversion, BorgWarner will pay or deliver, as the case may be, cash, shares of its common stock or a combination thereof at its election, in respect of the conversion value above the notes’ principal amount.
     BorgWarner may not redeem the notes prior to their maturity. Holders of the notes may require BorgWarner to purchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, in cash, upon the occurrence of certain fundamental changes involving BorgWarner.
     The notes will be senior unsecured obligations and will rank equally with all of BorgWarner’s other existing and future senior unsecured debt.

     BorgWarner estimates that the net proceeds of this offering will be approximately $314.9 million (or approximately $362.3 million if the underwriters’ over-allotment option is exercised in full), after deducting discounts and commissions and estimated expenses. BorgWarner intends to use approximately $21.9 million of the net proceeds of this offering to pay the net cost of the convertible note hedge and warrant transactions described below (which amount represents the cost of the convertible note hedge transactions, partially offset by the proceeds of the warrant transactions). BorgWarner expects to use the remaining proceeds for general corporate purposes, including the repayment of short-term indebtedness.
     In connection with the offering of the notes, BorgWarner entered into convertible note hedge transactions with counterparties that are affiliates of the representatives of the underwriters of the notes. The convertible note hedge transactions are expected to reduce the potential dilution to BorgWarner’s common stock upon conversion of the notes. BorgWarner also entered into warrant transactions with the counterparties. However, the warrant transactions could separately have a dilutive effect to the extent that the volume-weighted price per share of BorgWarner’s common stock exceeds the applicable strike price of the warrants.
     In connection with the convertible note hedge and warrant transactions, the hedge counterparties have advised BorgWarner that they or their affiliates may enter into various derivative transactions with respect to BorgWarner’s common stock concurrently with or shortly after pricing of the notes. These transactions could have the effect of increasing or preventing a decline in the price of BorgWarner’s common stock concurrently with or following the pricing of the notes. In addition, the hedge counterparties or their affiliates may from time to time, following the pricing of the notes, modify their respective hedge positions by entering into or unwinding various derivative transactions with respect to BorgWarner’s common stock or by purchasing or selling BorgWarner’s common stock in secondary market transactions during the term of the notes (and are likely to do so during any cash settlement averaging period related to the conversion of the notes). These activities could have the effect of decreasing the price of BorgWarner’s common stock and could adversely affect the price of the notes during any cash settlement averaging period related to the conversion of the notes.
     If the underwriters exercise their option to purchase additional notes, BorgWarner will use a portion of the net proceeds from the sale of the additional notes to increase ratably the number of shares underlying the convertible note hedge transactions and expects to increase ratably the number of shares underlying the warrant transactions as well, which would result in additional proceeds to BorgWarner. BorgWarner expects to use the remainder of the net proceeds from any sale of additional notes for general corporate purposes, including to repay short-term indebtedness.
     Morgan Stanley, Merrill Lynch & Co., Citi and Deutsche Bank acted as joint book-running managers in connection with the offering.
     The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Morgan Stanley (address: Morgan Stanley & Co. Incorporated, 180 Varick St, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; email: prospectus@morganstanley.com; telephone: (866) 718-1649), Merrill Lynch & Co. (address: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department), Citi (address: Citi, Brooklyn Army Terminal 140 58th Street, 8th floor, Brooklyn, New York 11220, Attn: Prospectus Department; telephone: (800) 831-9146) or Deutsche

Bank Securities (address: Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611).
     This press release does not constitute an offer to sell or the solicitation of an offer to buy any notes or any other securities, nor will there be any sale of notes or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
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     Statements contained in this news release may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management’s current expectations, estimates and projections. Words such as “outlook”, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed, projected or implied in or by the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign vehicle production, the continued use of outside suppliers, fluctuations in demand for vehicles containing our products, changes in general economic conditions, and other risks detailed in our filings with the Securities and Exchange Commission, including the Risk Factors, identified in our most recently filed Annual Report on Form 10-K and in the prospectus relating to the offering. In particular, the closing of the notes offering is subject to various customary closing conditions. We do not undertake any obligation to update any forward-looking statements.

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